UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-38164

CALEDONIA MINING CORPORATION PLC
(Translation of registrant's name into English)

B006 Millais House
Castle Quay
St Helier
Jersey JE2 3EF
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 included with this report on Form 6-K is expressly incorporated by reference into this report and is hereby incorporated by reference as exhibit to the Registration Statement on Form F-3 of Caledonia Mining Corporation Plc (File No. 333-255500), as amended or supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALEDONIA MINING CORPORATION PLC
(Registrant)

Date: March 31, 2025	/s/ JOHN MARK LEARMONTH
John Mark Learmonth
CEO and Director

EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice of Annual General Meeting of Shareholders and Management Information Circular – Solicitation of Proxies
99.2	Form of proxy
99.3	Notice of Availability of Meeting Materials